30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

June 3, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Maryse Mills-Apenteng, Special Counsel,
Office of Information Technologies and Services

Re:	CommerceHub, Inc.
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-210508)

Dear Ms. Mills-Apenteng:

We hereby electronically file on behalf of CommerceHub, Inc. (“CommerceHub”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed on March 31, 2016.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Douglas Wolfson, Vice President and General Counsel of CommerceHub, dated April 26, 2016 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

*              *              *

General

1.                                      Comment:  Tell us your consideration to provide pro forma financial information pursuant to Article 11 of Regulation S-X. In this regard, we note that in connection with the Spin-Off you plan to enter into various agreements with Liberty and/or Liberty Media such as a services agreement, facilities sharing agreement and aircraft time sharing agreements. We also note that you anticipate receiving payment on the intercompany promissory notes and that you intend to enter into a new credit facility. In addition, it appears that you may incur additional compensation charges related to changes in your share-based awards and you anticipate receiving a payment related to the CH Parent equity awards.

Response:  CommerceHub believes the financial statements as presented are indicative of the on-going entity in all material respects.  CommerceHub is a separate stand-alone entity with independent corporate functions and in all significant areas is managed on a decentralized basis from Liberty.  As the Staff has noted, the primary differences between the historical CommerceHub financial statements and future financial statements will be debt incurred pursuant to a new credit facility and expenses incurred pursuant to a services agreement to be entered into in connection with the Spin-Off which is designed to support certain public company functions at CommerceHub. As the credit facility is not yet in place, the terms of the credit facility are currently subject to ongoing negotiations and are therefore not known at present. Additionally, the services agreement with Liberty Media does not yet exist and thus the amounts to be incurred under these agreements is not yet known, but CommerceHub does not expect these amounts to be significant. Therefore CommerceHub does not believe the financial statement impact of these items would be required to be included pursuant to Article 11.  Although CommerceHub does not believe that the amounts would significantly change its overall financial results, it has provided a range of estimated total public company costs of $3 million to $5 million (which include estimated payments under the services agreement to be entered into with Liberty Media) on page 66 of the Registration Statement.  With respect to the incurrence of additional compensation charges, because the fair value of the modified awards immediately after the Spin-Off is not known, CH Parent cannot estimate the compensation expense that may be recorded in conjunction with the modification.

Additionally, CommerceHub believes that the Capitalization table on page 47 of the Registration Statement provides a sufficient understanding of the anticipated balance sheet position of CommerceHub after giving effect to the Spin-Off and certain related actions, including the execution of the new debt facility, repayment of the intercompany promissory note, changes in share-based awards and the cash contributions described therein.

Summary

2.                                      Comment:  You state on page 31 that after the Spin-Off, you may be controlled by one principal stockholder, Mr. John C. Malone. Please disclose here Mr. Malone’s expected ownership of each class of common stock, as well as his expected voting power in the company.

Response:  We have revised the disclosure on page 31 of the Registration Statement in response to the Staff’s comment.

3.                                      Comment:  You identify certain customers here and elsewhere in your prospectus. Please tell us the quantitative and qualitative criteria you used for the disclosure of these selected customer relationships.

Response:  In evaluating and determining which customer relationships to disclose in the Registration Statement, CommerceHub chose to include those customer relationships which it is permitted to disclose and which it felt would be widely recognizable to the new stockholder base. No quantitative criteria was used in this evaluation.

The Spin-Off, page 3

4.                                      Comment:  Please expand your disclosure to briefly explain how the financial terms of the Spin-Off were determined, including the ratio of shares to be issued.

Response:  We have revised the disclosure on page 3 of the Registration Statement in response to the Staff’s comment.

Q: What will the relationship be between our company and Liberty after the Spin-Off?, page 4

5.                                      Comment:  To the extent any of Liberty’s executive officers or directors will also serve as your executive officers or directors, please disclose the individual names and the positions currently held at Liberty and to be held at CommerceHub after the Spin-Off. In addition, discuss the conflicts of interest associated with such overlapping roles.

Response:  We will provide this disclosure in a future amendment to the Registration Statement once the executive officers and directors of CommerceHub following the Spin-Off have been determined and disclosed in such amendment.

Q: What are the reasons for the Spin-Off?, page 4

6.                                      Comment:  We note your statement that Liberty believes “a meaningful trading discount continues to apply to the underlying value of the businesses and assets attributed to its Ventures Group” and “the Spin-Off will result in a higher aggregate trading value for your common stock and the Liberty Ventures common stock as compared to the trading price of Liberty Ventures common stock in the absence of the Spin-Off.” Please clarify that there is no assurance that the Spin-Off will result in a higher aggregate trading value.

Response:  We have revised the disclosure on pages 5 and 36 of the Registration Statement in response to the Staff’s comment.

Risk Factors

Factors Related to Our Business

“Our business is substantially dependent…,” page 10

7.                                      Comment:  Please consider disclosing the percentage of revenue derived from the SaaS or SaaS-plus model. Similarly, consider disclosing the percentage of revenues derived from e-commerce orders processed through your solutions between a seller and a demand channel, as well as the percentage of revenues derived from drop-ship delivery, as discussed on page 13.

Response:  CommerceHub uses the term “SaaS-plus” as a descriptor to compare the entirety of its revenue model to those of other SaaS companies, and not as a means of describing individual aspects of its own business. Specifically, CommerceHub’s revenue model includes both recurring fixed subscription fees and usage fees that change in unison with the volume of customer activity on its platform. Many SaaS companies charge their customers only fixed subscription fees, and the usage-based fees CommerceHub charges its customers allow it to earn higher revenues when the volume of activity on the platform increases, without having to renegotiate individual customer contracts at higher rates. In response to the request to consider disclosing the percentage of revenues derived from e-commerce orders, CommerceHub respectfully believes that doing so would not materially increase the public’s understanding of its business. As CommerceHub’s solutions evolve, it is increasingly offering its customers the ability to manage e-commerce orders from many different channels (including drop-ship orders through retailers and direct-to-consumer orders through marketplaces) through a single software platform. By simplifying the fragmented nature of their e-commerce businesses, CommerceHub believes this offering provides significant value to its customers. However, attributing revenue to individual channel types (e.g., drop-shipping) would present CommerceHub’s revenue to investors in a way that is not aligned with the value being provided to its customers.

Factors Relating to the Spin-Off

“We may determine to forgo certain transactions…,” page 26

8.                                      Comment:  In this risk factor, or in a new risk factor, please provide greater detail on the limitations Section 355(e) and your indemnification obligations under the tax sharing agreement place on the timing and types of business activities you may choose to transact.

Response:  We have revised the disclosure on page 26 of the Registration Statement in response to the Staff’s comment.

Factors Relating to our Common Stock and the Securities Market

“We have not performed an evaluation of our internal control over financial reporting,” page 29

9.                                      Comment:  We note that you are currently assessing staffing and resource needs in an effort to remediate the material weakness in your internal control over financial reporting related to the processes and controls to properly identify and account for transactions of a complex and non-routine nature. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.

Response:  We have revised the disclosure on page 30 of the Registration Statement in response to the Staff’s comment.

The Spin-Off

Internal Restructuring, page 36

10.                               Comment:  Please revise here to disclose the exchange ratio that the minority holders will receive in the internal restructuring and explain how it was determined.

Response:  We have revised the disclosure on page 37 of the Registration Statement in response to the Staff’s comment.

Effect of the Spin-Off on Outstanding CommerceHub Incentive Awards, page 39

11.                               Comment:  We note that the outstanding CommerceHub options and stock appreciation rights will convert into Series C common stock options at an exchange ratio of 2.2. Please describe further the terms of the new option awards and tell us how they compare to the existing awards. Also, tell us how you intend to account for the modification of your existing awards and provide the amount of additional compensation expense, if any, that you will incur as a result of such modification. Also, tell us your consideration to include a discussion of the modification to your existing share-based awards in the footnotes to your financial statements. Lastly, provide us with the calculations that support the 9,243,000 CommerceHub Series C options that will be outstanding after the Spin-Off as disclosed on page 45 and the adjustment to reclassify the share-based liability to additional paid-in-capital.

Response:  We have revised the disclosure on page 40 of the Registration Statement in response to the Staff’s comment. In conjunction with the Spin-Off there will be a modification of outstanding options and stock appreciation rights.  As a result of the termination of the Liquidity Program, the awards will no longer have the ability to be settled in cash, modifying the instruments’ classification from liability to equity awards.  Additionally, based on the guidance in ASC 718-20-35-6, the Spin-Off is a restructuring event which causes the outstanding equity awards upon the Spin-Off to be treated as a modification. Because the fair value of the modified awards immediately after the Spin-Off is not known, CH Parent cannot estimate the compensation expense that may be recorded in conjunction with the modification.  The approximate number of options to acquire shares of Series C common stock of CH Parent following the Spin-Off and the conversion of awards with respect to existing CommerceHub common stock is discussed on page 47 of the Registration Statement.

Amount and Source of Funds and Financing of the Transaction; Expenses, page 43

12.                               Comment:  Please disclose the source of cash used to fund the fractional share payment.

Response:  We have revised the disclosure on page 44 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 45

13.                               Comment:  It is unclear what the “total capitalization” line item for both historical and as adjusted columns represents. Please explain or revise your disclosures accordingly.

Response:  The “total capitalization” line item for both historical and as adjusted represents the total liabilities and stockholders’ equity of CommerceHub.  We have revised the Capitalization table on page 47 of the Registration Statement. Such revisions were made based upon a review of similar disclosure provided by other SEC registrants and internal discussions at CH Parent, and as a result, it was determined to include the various balance sheet accounts impacted by known subsequent events and the effect of the Spin-Off.

Description of Our Business

Overview, page 47

14.                               Comment:  You estimate that in 2015, your customers used CommerceHub to enable approximately $11.6 billion in the order volume and total economic value of goods (gross merchandise value or GMV). Please clarify that you generate revenue from usage fees that are based on the volume of activity of your customers.

Response:  We have revised the disclosure on page 50 of the Registration Statement in response to the Staff’s comment.

Our Role as Strategic Partner to Retailers and their Suppliers, page 49

15.                               Comment:  Please provide qualitative or quantitative support for these statements. To the extent such assertions are management’s belief, please clarify.

•                                          “There are several elements of our business that have enabled us to generate significant value for our demand channel and supplier customers.”

•                                          “Our solutions help our customers grow their online sales by facilitating more rapid fulfillment of consumer orders….”

Response:  We have revised the disclosure on page 52 of the Registration Statement in response to the Staff’s comment in order to clarify that these statements are management’s beliefs, which are based on internal analysis and discussions with CommerceHub’s customers and suppliers.

Our Industry, page 50

16.                               Comment:  Please provide us with the relevant portions of the U.S. Department of Commerce data you cite marked to highlight the applicable portion or section containing the referenced statistics.

Response:  The referenced statistics were calculated by CommerceHub using data made available by the U.S. Department of Commerce at https://www.census.gov/retail/mrts/www/data/pdf/ec_current.pdf, a copy of which is attached to this letter as Attachment A. We have also included for your reference a copy of CommerceHub’s calculations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Terms and Metrics

Total Number of Customers, page 61

17.                               Comment:  Please disclose how you define an “active customer.”

Response:  We have revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

Executive Summary, page 63

18.                               Comment:  In your discussion, you cite multiple factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, you identify factors that drove increases in cost of revenue and sales and marketing expenses on page 64, yet do not provide corresponding quantification. Please revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. Refer to Section III.D of Release 33-6835.

Response:  We have revised the disclosure throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement in response to the Staff’s comment.

Executive Compensation, page 76

19.                               Comment:  Please amend this section to include compensation disclosure for your named executive officers over the last three fiscal years. Alternatively, please provide us with a detailed analysis supporting your belief that you are not required to provide this disclosure. For additional guidance, please see Regulation S-K Compliance and Disclosure Interpretation 217.01, which can be found on our website.

Response:  We have revised the disclosure on pages 82 and 83 of the Registration Statement to include compensation disclosure for the named executive officers for the year ended December 31, 2014. However, we respectively submit that compensation disclosure is not required with respect to the year ended December 31, 2013 because CH Parent qualifies as an “emerging growth company,” as defined in the JOBS Act. As such, pursuant to Section 102(c) of the JOBS Act, CH Parent “may comply with section 229.402 of title 17, Code of Federal Regulations, or any successor thereto, by disclosing the same information as [a smaller reporting company].” Pursuant to Regulation S-K, Item 402(n)(1), compensation disclosure for smaller reporting companies is required only for each of such company’s last two completed fiscal years, which in the case of CH Parent, would be the years ended December 31, 2014 and 2015.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-2

20.                               Comment:  You state on page 45 that you intend to use the funds received from Liberty for the repayment of the Parent notes receivable to declare a cash dividend to current stockholders immediately prior to completion of the Spin-Off. Tell us your consideration to present a pro forma balance sheet alongside the historical balance sheet that reflects the anticipated distribution, if significant relative to reported equity. We refer you to SAB Topic 1.B.3.

Response:  We have revised the disclosure in the Registration Statement in response to the Staff’s comment to discuss the impact of a potential repayment of the Parent notes receivable by Liberty and a potential subsequent return of capital by CommerceHub in the Capitalization table on page 47.  CommerceHub does not believe that the anticipated distribution meets the requirement of SAB Topic 1.B.3 as a dividend has not been declared subsequent to the balance sheet date.  Any potential return of capital would be dependent on the cash position of CommerceHub (including after giving effect to the repayment of any obligations to Liberty under the funding agreement as described on page 47) at the Spin-Off date.  Any cash needs at CommerceHub prior to the Spin-Off could change the cash position of CommerceHub and therefore impact the amount of any potential distribution.  The cash dividend was not considered to be a known or estimable amount at the time of issuance of the financial statements. For additional information on these repayment obligations and the cash needs of CommerceHub, see the footnotes to the consolidated financial statements on page F-13.

Consolidated Statements of Equity, page F-4

21.                               Comment:  We note that you issued common stock for exercised options and repurchased outstanding shares in fiscal year 2014 and 2015. Please tell us how these transactions relate to Parent’s Investment. Also, tell us the number of outstanding shares of common stock as of December 31, 2015 and 2014 and include a breakdown between shares held by Parent and other.

Response: Since Liberty has historically maintained a controlling interest in CommerceHub, changes in CommerceHub’s outstanding equity have directly affected Liberty’s investment in CommerceHub. Historically, Parent’s interest in CommerceHub has decreased following the issuance of additional shares by CommerceHub upon exercise of stock options, and Parent’s interest in CommerceHub has increased following the repurchase of shares by CommerceHub. There were 9,444,500 common shares outstanding at December 31, 2015, comprised of 9,315,375 shares held by Liberty and 129,125 shares held by minority shareholders.  There were 9,440,000 common shares outstanding at December 31, 2014 with 9,308,708 shares held by Liberty and 131,292 held by minority shareholders (primarily current or former employees).  The number of shares held by minority interests is insignificant and will be converted into CH Parent common stock prior to the Spin-Off.

Notes to Consolidated Financial Statements

Note (1) Basis of Presentation, page F-6

22.                               Comment:  You state that the financial statements of CommerceHub, Inc. represent the historical financial information of Commerce Technologies and its wholly-owned subsidiaries.  Please clarify whether such financial statements reflect the allocations of assets and liabilities, or any allocations of general corporate expenses incurred by the Parent on behalf of CommerceHub such as income taxes, legal, salaries, rent, technology, or other shared services, and the basis for such allocations. We refer you to SAB Topic 1.B.

Response: Liberty has not historically incurred, and thus nor has it allocated, any expenses on behalf of Commerce Technologies. All standalone costs paid for by CommerceHub are presented as such in the financial statements included in the Registration Statement.  We note that, as discussed on page F-26, CommerceHub’s taxable income was included in the consolidated federal income tax return of Liberty during the period presented, and federal income taxes were paid or refunded pursuant to the terms of a tax sharing agreement between Liberty and CommerceHub. Amounts paid by CommerceHub to Liberty under such arrangement are reflected in the “Due to parent” account.

23.                               Comment:  Please clarify whether the historical financial statements assume the internal restructuring has occurred or explain how you accounted for the minority interest holdings in the financial statements as presented.

Response:  As described in comment 21 above, minority interest holders hold approximately 1% of the total common shares outstanding as of December 31, 2015 and 2014.  CH Parent concluded the minority interest, in both dollars and shares, was not material to the historical financial statements included in the Registration Statement.  As part of its conclusion, CH Parent considered that with the exception of 15,200 and 21,867 shares at December 31, 2015 and 2014, respectively, the eligible minority interest shares, as discussed in Note 11, were included in the share-based compensation liability at fair value as of December 31, 2015 and 2014.  The residual minority interest shares, noted above, were deemed to be clearly inconsequential to the CommerceHub, Inc. consolidated financial statements.

Note (3) Significant Accounting Policies

(f) Revenue Recognition, page F-9

24.                               Comment:  We note that you provide professional services related to customer solution enhancements delivered during the term of the retailer subscriptions. Please describe the enhancements and tell us how you bill your customers. In this regard, tell us your basis for recognizing the professional service revenue over the estimated remaining customer life.

Response: These enhancements generally involve customized work that is performed for a retailer as determined by their specific needs and specifications. CommerceHub begins to recognize professional service revenue for significant customer enhancements once the work has been completed and accepted by the customer, and subsequently records such amounts into revenue over the estimated remaining customer life. CommerceHub believes that recognition of professional service revenue for customer enhancements over the remaining estimated life of the customer is appropriate, as the customer only benefits from these solution enhancements in connection with the continued use of these enhancements throughout the term of the customer’s use of our platform.

(k) Share-based Compensation, page F-11

25.                               Comment:  Please provide us the value of the company’s common stock that was used to determine the fair value of your share-based awards at each quarter-end in fiscal 2014 and 2015 and describe for us the factors that contributed to any significant fluctuation in such values.

Response:  The value of CommerceHub’s common stock at the end of each quarter beginning March 31, 2014 is set forth below. Any fluctuations in value were due to the growth in CommerceHub’s business period over period.

Date	Share Price
March 31, 2014	$19.48
June 30, 2014	$21.03
September 30, 2014	$22.23
December 31, 2014	$23.43
March 31, 2015	$25.42
June 30, 2015	$27.40
September 30, 2015	$29.00
December 31, 2015	$33.12

(o) Unaudited Pro Forma Earnings Per Share, page F-14

26.                               Comment:  You refer here to a 2-for-5 distribution ratio on Series C common stock for every share of Series A or Series B Liberty Ventures common stock outstanding;

however, your cover page refers to a multiple of 0.2 for the Series C common stock issuance. Please revise to clarify whether the distribution ratio should be a 1-for-5 ratio or explain the apparent inconsistency.

Response: We have revised the discussion on page F-27 of the Registration Statement to refer to a 1-for-5 distribution ratio.

Note (12) Share-Based Awards

(d) Liberty Interactive Plans, page F-25

27.                               Comment:  You state that compensation expense relating to employees of Liberty will continue to be recorded at Liberty. Please revise to clarify whether you are referring to only those officers, employees and consultants who will not receive adjusted Venture option awards or new Company option awards, or explain. To the extent any of these officers, employees or consultants will be employed by CommerceHub, please clarify whether you intend to record compensation expense related to such awards.

Response:  We are referring only to personnel of Liberty that will receive CH Parent awards in the Spin-Off that will continue to work with Liberty.  None of the personnel of Liberty will be employed by CommerceHub after the Spin-Off.  We have revised the disclosure on pages F-13 and F-37 of the Registration Statement to be more explicit with respect to the employment of the individuals described.

28.                               Comment:  You state that only directors and officers with a title of Vice President or above will receive new Company option awards and adjusted Ventures option awards. The facing page indicates that 3.7 million LVNTA and 1.5 million LVNTB shares issuable upon exercise, settlement or exchange of stock options and restricted stock units, which agrees with the total number of Liberty Series A and Series B options outstanding, will be converted into shares of the corresponding series of the Company common stock and Series C common stock. As such, it appears that the outstanding Liberty Ventures share-based compensation awards are only held by directors and officers with a title of Vice President or above. If true, please explain further your reference to employees and consultants in Note 12(d) or revise your disclosures accordingly.

Response:  We have updated the disclosure on pages F-13 and F-37 of the Registration Statement to clarify that substantially all of the awards of LVNTA and LVNTB are to those individuals that will receive new Company option awards.  The awards to individuals below Vice President are not significant which was part of Liberty’s consideration to not split the awards between two stocks but instead will maintain these individuals’ fair value within a LVNTA award.

29.                               Comment:  Please explain why only holders of outstanding options that are members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above will receive new Company option awards and adjusted Ventures option awards. In this regard, tell us the expected disposition of any Liberty Ventures options that will not be adjusted. Please clarify how each holder of Liberty Ventures options will be treated as a result of the Spin-Off and the reasons for such treatment. Lastly, please explain how the new Company option awards and adjusted Ventures option awards as well as any options that retained their original terms will be accounted for at the time of the Spin-Off, including whether a compensation charge will result from the exchange or modification of options and which company will record such charges. Please provide the accounting support for your response.

Response:  The disclosure provided regarding the Liberty plan awards and the assumption of such awards by CommerceHub was intended to provide potential investors in CommerceHub with an understanding of the potential dilution resulting from the adjustment of such awards as described in the footnotes to the financial statements included on pages F-13 and F-37.  The amounts disclosed regarding outstanding and exercisable Ventures options does refer to all outstanding and exercisable Ventures options. Essentially all of the outstanding and exercisable Ventures options are held by members of the Liberty board of directors or officers of Liberty holding the position of Vice President or above, as described in comment 28, and will receive new CH Parent option awards and adjusted Ventures option awards. Accordingly, we have revised the disclosure on pages F-13 and F-37 to disclose that substantially all of those awards will be converted into options with respect to shares of CH Parent common stock. As described in comment 27 these awards will be held by personnel of Liberty and therefore any compensation expense associated with the awards will be recorded at Liberty.

In determining the appropriate way in which to adjust outstanding Ventures options, consideration was given to the size of the outstanding Ventures options held by various levels of directors and officers and other personnel of Liberty, as well as the distribution ratios to be used in the Spin-Off. It was ultimately determined that holders of outstanding options that are members of the Liberty board of directors or officers of Liberty holding the position of Vice President or above would receive new Company option awards and adjusted Ventures option awards in the Spin-Off and that all other personnel of Liberty (the “other employees”) would receive only an adjustment to their Ventures option. If other employees were to receive both an adjustment to their Ventures option and a new Company option, due to the size of the outstanding Ventures options typically held by these other personnel, such an adjustment would create Ventures and Company awards of an insignificant size. Thus, it was determined to instead preserve the intrinsic value of the original Ventures award through an adjustment to only the Ventures award.

No additional compensation expense is expected as a result of the award adjustments because these adjustments will not constitute a modification of the awards. Further, as discussed in note 12 to the consolidated financial statements, no compensation related to Company awards that will be issued upon adjustment of the outstanding Ventures awards will be recognized by CommerceHub, as, following the Spin-Off, recipients who are personnel of Liberty will continue to be personnel of Liberty and not CommerceHub and recipients who are directors of Liberty will continue to serve as directors of Liberty and not CommerceHub.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	CommerceHub, Inc.
Douglas Wolfson

Attachment A

FOR IMMEDIATE RELEASE TUESDAY, MAY 17, 2016, AT 10:00 A.M. EDT Rebecca DeNale (Data Collection and Data Products): (301) 763-2713 Deanna Weidenhamer (Methodology): (301) 763-7186 CB16-80 QUARTERLY RETAIL E-COMMERCE SALES 1ST QUARTER 2016 The Census Bureau of the Department of Commerce announced today that the estimate of U.S. retail e-commerce sales for the first quarter of 2016, adjusted for seasonal variation, but not for price changes, was $92.8 billion, an increase of 3.7 percent (±0.9%) from the fourth quarter of 2015. Total retail sales for the first quarter of 2016 were estimated at $1,183.9 billion, a decrease of 0.2 percent (±0.4%)* from the fourth quarter of 2015. The first quarter 2016 e-commerce estimate increased 15.2 percent (±1.8%) from the first quarter of 2015 while total retail sales increased 2.2 percent (±0.4%) in the same period. E-commerce sales in the first quarter of 2016 accounted for 7.8 percent of total sales. On a not adjusted basis, the estimate of U.S. retail e-commerce sales for the first quarter of 2016 totaled $86.3 billion, a decrease of 20.2 percent (±0.9%) from the fourth quarter of 2015. The first quarter 2016 e-commerce estimate increased 15.1percent (±1.8%) from the first quarter of 2015 while total retail sales increased 3.3 percent (±0.4%) in the same period. E-commerce sales in the first quarter of 2016 accounted for 7.7 percent of total sales. Estimated Quarterly U.S. Retail E-commerce Sales as a Percent of Total Quarterly Retail Sales: 1st Quarter 2006 – 1st Quarter 2016 Percent of Total The Quarterly Retail E-Commerce sales estimate for the second quarter of 2016 is scheduled for release on August 16, 2016 at 10:00 A.M. EDT. For information, including estimates from 4th quarter 1999 forward, visit the Census Bureau’s Web site at <http://www.census.gov/retail>. For additional information about Census Bureau e-business measurement programs and plans visit <http://www.census.gov/estats>. * The 90% confidence interval includes zero. The Census Bureau does not have sufficient statistical evidence to conclude that the actual change is different from zero. Notice of Revision: Quarterly retail e-commerce estimates were revised based on the results of the 2014 Annual Retail Trade Survey and the final results from the 2012 Economic Census. Not adjusted estimates and corresponding adjusted estimates were revised for the fourth quarter 1999 through fourth quarter 2015.

Table 1. Estimated Quarterly U.S. Retail Sales: Total and E-commerce[1]

(Estimates are based on data from the Monthly Retail Trade Survey and administrative records. Unless otherwise specified, all estimates are revised based on the 2014 Annual Retail Trade Survey and the final results from the 2012 Economic Census.)

Quarter	Retail Sales (millions of dollars)		E-commerce as a Percent of Total	Percent Change From Prior Quarter		Percent Change From Same Quarter A Year Ago	
	Total	E-commerce		Total	E-commerce	Total	E-commerce
Adjusted[2]							
1st quarter 2016(p)	1,183,863	92,801	7.8	-0.2	3.7	2.2	15.2
4th quarter 2015	1,186,748	89,454	7.5	0.1	2.1	1.4	15.1
3rd quarter 2015	1,185,330	87,588	7.4	0.9	4.0	1.6	15.2
2nd quarter 2015	1,174,967	84,217	7.2	1.4	4.5	1.2	14.5
1st quarter 2015	1,158,391	80,569	7.0	-1.0	3.7	2.1	14.6
Not Adjusted							
1st quarter 2016(p)	1,116,695	86,327	7.7	-10.6	-20.2	3.3	15.1
4th quarter 2015	1,249,081	108,175	8.7	5.1	33.5	1.7	14.8
3rd quarter 2015	1,188,363	81,020	6.8	-0.1	2.8	1.6	15.4
2nd quarter 2015	1,189,836	78,784	6.6	10.1	5.1	1.1	14.7
1st quarter 2015	1,081,022	74,982	6.9	-12.0	-20.4	1.8	14.4

(p) Preliminary estimate.

[1] E-commerce sales are sales of goods and services where the buyer places an order, or the price and terms of the sale are negotiated over an Internet, mobile device (M-commerce), extranet, Electronic Data Interchange (EDI) network, electronic mail, or other comparable online system. Payment may or may not be made online.

[2] Estimates are adjusted for seasonal variation, but not for price changes. Total sales estimates are also adjusted for trading-day differences and moving holidays.

Note: Table 2 provides estimated measures of sampling variability. For information on confidentiality protection, sampling error, nonsampling error, sample design, and definitions, see http://www.census.gov/retail/mrts/how_surveys_are_collected.html.

Table 2. Estimated Measures of Sampling Variability for Quarterly U.S. Retail Sales Estimates: Total and E-commerce

(Estimates are shown as percents and are based on data from the Monthly Retail Trade Survey.)

Quarter	Coefficient of Variation (CV)		Standard Error[1] (SE) for E-commerce as a Percent of Total	SE for Percent Change From Prior Quarter		SE for Percent Change From Same Quarter A Year Ago	
	Total	E-commerce		Total	E-commerce	Total	E-commerce
1st quarter 2016(p)	0.4	1.7	0.1	0.2	0.5	0.2	1.0
4th quarter 2015(r)	0.4	1.3	0.1	0.1	0.5	0.2	0.7
3rd quarter 2015	0.4	1.4	0.1	0.1	0.5	0.2	0.7
2nd quarter 2015	0.4	1.3	0.1	0.1	0.5	0.2	0.6
1st quarter 2015	0.4	1.5	0.1	0.1	0.3	0.2	1.1

(p) Preliminary estimate. (r) Revised estimate. (Z) Estimate is less than 0.05%.

[1]Standard errors may be larger than those previously published because the estimated totals used to produce the percent changes are derived from different samples.

Note: Estimated measures of sampling variability are based on data not adjusted for seasonal variation, trading-day differences, or moving holidays, and are used to make confidence statements about both adjusted and not adjusted estimates. For information on confidentiality protection,sampling error, nonsampling error, sample design, and definitions, see http://www.census.gov/retail/mrts/how_surveys_are_collected.html.

Estimated Quarterly U.S. Retail Sales (Adjusted1): Total and E-commerce2 Table 3. (Estimates are based on data from the Monthly Retail Trade Survey and administrative records. Unless otherwise specified, all estimates are revised based on the 2014 Annual Retail Trade Survey and the final results from the 2012 Economic Census.) NA Not available. (p) Preliminary 1 Estimates are adjusted for seasonal variation, but not for price changes. Total sales estimates are also adjusted for trading-day differences and moving holidays. 2 E-commerce sales are sales of goods and services where an order is placed by the buyer or price and terms of sale are negotiated over an Internet, extranet, Electronic Data Interchange (EDI) network, electronic mail, or other online system. Payment may or may not be made online. Note: For information on confidentiality protection, sampling error, nonsampling error, sample design, and definitions, see http://www.census.gov/retail/mrts/how_surveys_are_collected.html. Quarter Retail Sales (millions of dollars) E-commerce as a Percent of Total Percent Change From Prior Quarter Percent Change From Same Quarter A Year Ago Total E-commerce Total E-commerce Total E-commerce 1st quarter 2016(p) 4th quarter 2015 3rd quarter 2015 2nd quarter 2015 1st quarter 2015 4th quarter 2014 3rd quarter 2014 2nd quarter 2014 1st quarter 2014 4th quarter 2013 3rd quarter 2013 2nd quarter 2013 1st quarter 2013 4th quarter 2012 3rd quarter 2012 2nd quarter 2012 1st quarter 2012 4th quarter 2011 3rd quarter 2011 2nd quarter 2011 1st quarter 2011 4th quarter 2010 3rd quarter 2010 2nd quarter 2010 1st quarter 2010 4th quarter 2009 3rd quarter 2009 2nd quarter 2009 1st quarter 2009 4th quarter 2008 3rd quarter 2008 2nd quarter 2008 1st quarter 2008 4th quarter 2007 3rd quarter 2007 2nd quarter 2007 1st quarter 2007 1,183,863 1,186,748 1,185,330 1,174,967 1,158,391 1,169,921 1,166,946 1,160,589 1,134,551 1,124,817 1,117,639 1,109,667 1,106,813 1,089,590 1,073,654 1,064,973 1,068,584 1,047,104 1,028,566 1,020,587 1,004,990 981,650 952,745 949,180 933,758 919,780 912,503 891,962 889,441 910,622 998,140 1,012,287 1,006,382 1,015,026 1,001,704 994,447 986,278 92,801 89,454 87,588 84,217 80,569 77,710 76,027 73,552 70,301 68,206 65,986 64,082 62,032 60,410 58,158 56,141 54,958 53,203 50,220 48,954 47,148 45,277 43,662 41,468 39,433 38,235 37,514 35,378 34,245 33,126 36,384 36,596 36,101 35,853 34,876 33,533 31,769 7.8 7.5 7.4 7.2 7.0 6.6 6.5 6.3 6.2 6.1 5.9 5.8 5.6 5.5 5.4 5.3 5.1 5.1 4.9 4.8 4.7 4.6 4.6 4.4 4.2 4.2 4.1 4.0 3.9 3.6 3.6 3.6 3.6 3.5 3.5 3.4 3.2 -0.2 0.1 0.9 1.4 -1.0 0.3 0.5 2.3 0.9 0.6 0.7 0.3 1.6 1.5 0.8 -0.3 2.1 1.8 0.8 1.6 2.4 3.0 0.4 1.7 1.5 0.8 2.3 0.3 -2.3 -8.8 -1.4 0.6 -0.9 1.3 0.7 0.8 1.3 3.7 2.1 4.0 4.5 3.7 2.2 3.4 4.6 3.1 3.4 3.0 3.3 2.7 3.9 3.6 2.2 3.3 5.9 2.6 3.8 4.1 3.7 5.3 5.2 3.1 1.9 6.0 3.3 3.4 -9.0 -0.6 1.4 0.7 2.8 4.0 5.6 5.3 2.2 1.4 1.6 1.2 2.1 4.0 4.4 4.6 2.5 3.2 4.1 4.2 3.6 4.1 4.4 4.3 6.3 6.7 8.0 7.5 7.6 6.7 4.4 6.4 5.0 1.0 -8.6 -11.9 -11.6 -10.3 -0.4 1.8 2.0 4.3 3.0 2.8 2.3 15.2 15.1 15.2 14.5 14.6 13.9 15.2 14.8 13.3 12.9 13.5 14.1 12.9 13.5 15.8 14.7 16.6 17.5 15.0 18.1 19.6 18.4 16.4 17.2 15.1 15.4 3.1 -3.3 -5.1 -7.6 4.3 9.1 13.6 18.8 20.7 22.4 20.1

Table 4. Estimated Quarterly U.S. Retail Sales (Not Adjusted): Total and E-commerce[1]

(Estimates are based on data from the Monthly Retail Trade Survey and administrative records. Unless otherwise specified, all estimates are revised based on the 2014 Annual Retail Trade Survey and the final results from the 2012 Economic Census)

Quarter	Retail Sales (millions of dollars)		E-commerce as a Percent of Total	Percent Change From Prior Quarter		Percent Change From Same Quarter A Year Ago	
	Total	E-commerce		Total	E-commerce	Total	E-commerce
1st quarter 2016(p)	1,116,695	86,327	7.7	-10.6	-20.2	3.3	15.1
4th quarter 2015	1,249,081	108,175	8.7	5.1	33.5	1.7	14.8
3rd quarter 2015	1,188,363	81,020	6.8	-0.1	2.8	1.6	15.4
2nd quarter 2015	1,189,836	78,784	6.6	10.1	5.1	1.1	14.7
1st quarter 2015	1,081,022	74,982	6.9	-12.0	-20.4	1.8	14.4
4th quarter 2014	1,228,634	94,193	7.7	5.1	34.2	4.2	13.9
3rd quarter 2014	1,169,173	70,185	6.0	-0.7	2.2	4.6	15.5
2nd quarter 2014	1,176,975	68,685	5.8	10.9	4.8	4.9	15.0
1st quarter 2014	1,061,563	65,532	6.2	-10.0	-20.8	2.0	13.0
4th quarter 2013	1,178,918	82,700	7.0	5.5	36.1	3.3	12.8
3rd quarter 2013	1,117,781	60,772	5.4	-0.4	1.7	4.8	13.6
2nd quarter 2013	1,121,857	59,749	5.3	7.8	3.0	4.0	14.4
1st quarter 2013	1,040,447	57,985	5.6	-8.8	-20.9	2.4	12.5
4th quarter 2012	1,141,069	73,292	6.4	6.9	37.1	4.0	13.7
3rd quarter 2012	1,067,067	53,478	5.0	-1.1	2.4	3.9	15.7
2nd quarter 2012	1,078,508	52,245	4.8	6.2	1.4	4.3	14.7
1st quarter 2012	1,015,585	51,548	5.1	-7.4	-20.1	7.6	16.1
4th quarter 2011	1,097,057	64,481	5.9	6.8	39.5	6.5	18.2
3rd quarter 2011	1,026,969	46,215	4.5	-0.7	1.5	8.0	14.8
2nd quarter 2011	1,034,497	45,543	4.4	9.6	2.6	7.6	17.9
1st quarter 2011	943,664	44,384	4.7	-8.4	-18.7	7.7	19.4
4th quarter 2010	1,030,295	54,568	5.3	8.3	35.6	6.5	18.7
3rd quarter 2010	951,077	40,255	4.2	-1.1	4.2	4.3	16.3
2nd quarter 2010	961,240	38,633	4.0	9.7	3.9	6.1	17.0
1st quarter 2010	876,229	37,184	4.2	-9.4	-19.1	5.7	14.8
4th quarter 2009	966,970	45,954	4.8	6.1	32.8	1.0	15.8
3rd quarter 2009	911,593	34,600	3.8	0.7	4.8	-8.8	3.0
2nd quarter 2009	905,656	33,025	3.6	9.3	2.0	-11.9	-3.9
1st quarter 2009	828,728	32,377	3.9	-13.4	-18.4	-12.8	-5.7
4th quarter 2008	957,285	39,670	4.1	-4.3	18.1	-9.7	-6.0
3rd quarter 2008	999,873	33,579	3.4	-2.7	-2.2	0.0	3.6
2nd quarter 2008	1,028,067	34,351	3.3	8.2	0.0	1.5	8.6
1st quarter 2008	950,280	34,342	3.6	-10.4	-18.6	3.1	12.8
4th quarter 2007	1,060,394	42,188	4.0	6.0	30.2	4.3	20.0
3rd quarter 2007	1,000,151	32,397	3.2	-1.3	2.4	2.5	20.3
2nd quarter 2007	1,013,371	31,632	3.1	10.0	3.9	2.9	22.4
1st quarter 2007	921,266	30,437	3.3	-9.3	-13.5	3.0	19.3

NA Not available. (p) Preliminary

[1] E-commerce sales are sales of goods and services where an order is placed by the buyer or price and terms of sale are negotiated over an Internet, extranet, Electronic Data Interchange (EDI) network, electronic mail, or other online system. Payment may or may not be made online.

Note: For information on confidentiality protection, sampling error, nonsampling error, sample design, and definitions, see http://www.census.gov/retail/mrts/how_surveys_are_collected.html.

Survey Description Retail e-commerce sales are estimated from the same sample used for the Monthly Retail Trade Survey (MRTS) to estimate preliminary and final U.S. retail sales. Advance U.S. retail sales are estimated from a subsample of the MRTS sample that is not of adequate size to measure changes in retail e-commerce sales. A stratified simple random sampling method is used to select approximately 10,000 retail firms excluding food services whose sales are then weighted and benchmarked to represent the complete universe of over two million retail firms. The MRTS sample is probability based and represents all employer firms engaged in retail activities as defined by the North American Industry Classification System (NAICS). Coverage includes all retailers whether or not they are engaged in e-commerce. Online travel services, financial brokers and dealers, and ticket sales agencies are not classified as retail and are not included in either the total retail or retail e-commerce sales estimates. Nonemployers are represented in the estimates through benchmarking to prior annual survey estimates that include nonemployer sales based on administrative records. E-commerce sales are included in the total monthly sales estimates. The MRTS sample is updated on an ongoing basis to account for new retail employer businesses (including those selling via the Internet), business deaths, and other changes to the retail business universe. Firms are asked each month to report e-commerce sales separately. For each month of the quarter, data for nonresponding sampling units are imputed from responding sampling units falling within the same kind of business and sales size category. Responding firms account for approximately 73 percent of the e-commerce sales estimate and about 72 percent of the estimate of U.S. retail sales for any quarter. For each month of the quarter, estimates are obtained by summing weighted sales (either reported or imputed). The monthly estimates are benchmarked to prior annual survey estimates. Estimates for the quarter are obtained by summing the monthly benchmarked estimates. The estimate for the most recent quarter is a preliminary estimate. Therefore, the estimate is subject to revision. Data users who create their own estimates using data from this report should cite the Census Bureau as the source of the input data only. Adjusted Estimates This report publishes estimates that have been adjusted for seasonal variation and holiday and trading-day differences, but not for price changes. We used quarterly e-commerce sales estimates for 4th quarter 1999 to the current quarter as input to the X-13ARIMA-SEATS program to derive the adjusted estimates. For sales, we derived quarterly adjusted estimates by summing adjusted monthly sales estimates for each respective quarter. Seasonal adjustment of estimates is an approximation based on current and past experiences. The X-13ARIMA-SEATS software improves upon the X-12 ARIMA seasonal adjustment software by providing enhanced diagnostics as well as incorporating an enhanced version of the Bank of Spain’s SEATS (Signal Extraction in ARIMA Time Series) software, which uses an ARIMA model-based procedure instead of the X-11 filter-based approach to estimate seasonal factors. The X-13ARIMA-SEATS and X-12 ARIMA software produce identical results when using X-13ARIMA-SEATS with the X-11 filter-based adjustments. The X-13ARIMA-SEATS software and additional information on the X-13ARIMA-SEATS program may be found at http://www.census.gov/srd/www/x13as/. Note that the retail estimates continue to be adjusted using the X-11 filter-based adjustment procedure. Reliability of Estimates Because the estimates in this report are based on a sample survey, they contain sampling error and nonsampling error. Sampling error is the difference between the estimate and the result that would be obtained from a complete enumeration of the population conducted under the same survey conditions. This error occurs because only a subset of the entire population is measured in a sample survey. Standard errors and coefficients of variation, as given in Table 2 of this report, are estimated measures of sampling variation. The margin of error, as used on page 1, gives a range about the estimate which is a 90 percent confidence interval. If, for example, the estimated percent change is -11.4% and its estimated standard error is 1.2%, then the margin of error is ±1.753 x 1.2% or 2.1%, and the 90 percent confidence interval is -13.5% to -9.3%. Confidence intervals are computed based on the particular sample selected and canvassed. If one repeats the process of drawing all possible samples and forming all corresponding confidence intervals, approximately 90 percent of these individual confidence intervals would contain the estimate computed from a complete enumeration of all units on the sampling frame. If the confidence interval contains 0%, then one does not have sufficient evidence to conclude at the 90 percent confidence level that the change is different from zero. Nonsampling error encompasses all other factors that contribute to the total error of a sample survey estimate. This type of error can occur because of nonresponse, insufficient coverage of the universe of retail businesses with e-commerce sales, mistakes in the recording and coding of data, and other errors of collection, response, coverage, or processing. Although not directly measured, precautionary steps are taken to minimize the effects of nonsampling error.

CommerceHub Calculations

Data from https://www.census.gov/retail/mrts/www/data/excel/tsnotadjustedsales.xls; all dollar values in millions

	Quarter	Year	Total Sales	Ecommerce
Q4 1999	4th	1999	$767,063	$5,266
Q1 2000	1st	2000	$694,513	$5,563
Q2 2000	2nd	2000	$751,698	$6,069
Q3 2000	3rd	2000	$745,556	$6,899
Q4 2000	4th	2000	$791,509	$9,083
Q1 2001	1st	2001	$704,201	$7,888
Q2 2001	2nd	2001	$778,035	$7,819
Q3 2001	3rd	2001	$754,174	$7,757
Q4 2001	4th	2001	$825,858	$10,806
Q1 2002	1st	2002	$715,763	$9,629
Q2 2002	2nd	2002	$789,424	$10,078
Q3 2002	3rd	2002	$790,861	$10,761
Q4 2002	4th	2002	$832,504	$14,172
Q1 2003	1st	2003	$740,281	$12,365
Q2 2003	2nd	2003	$818,714	$12,982
Q3 2003	3rd	2003	$829,866	$13,922
Q4 2003	4th	2003	$873,870	$17,920
Q1 2004	1st	2004	$794,451	$16,202
Q2 2004	2nd	2004	$870,242	$16,506
Q3 2004	3rd	2004	$871,982	$17,393
Q4 2004	4th	2004	$936,373	$22,554
Q1 2005	1st	2005	$835,173	$20,166
Q2 2005	2nd	2005	$930,721	$20,967
Q3 2005	3rd	2005	$938,735	$22,198
Q4 2005	4th	2005	$984,654	$28,143
Q1 2006	1st	2006	$894,722	$25,513
Q2 2006	2nd	2006	$984,763	$25,852
Q3 2006	3rd	2006	$975,835	$26,923
Q4 2006	4th	2006	$1,016,253	$35,170
Q1 2007	1st	2007	$921,266	$30,437
Q2 2007	2nd	2007	$1,013,371	$31,632
Q3 2007	3rd	2007	$1,000,151	$32,397
Q4 2007	4th	2007	$1,060,394	$42,188
Q1 2008	1st	2008	$950,280	$34,342
Q2 2008	2nd	2008	$1,028,067	$34,351
Q3 2008	3rd	2008	$999,873	$33,579
Q4 2008	4th	2008	$957,285	$39,670
Q1 2009	1st	2009	$828,728	$32,377
Q2 2009	2nd	2009	$905,656	$33,025
Q3 2009	3rd	2009	$911,593	$34,600
Q4 2009	4th	2009	$966,970	$45,954
Q1 2010	1st	2010	$876,229	$37,184
Q2 2010	2nd	2010	$961,240	$38,633
Q3 2010	3rd	2010	$951,077	$40,255
Q4 2010	4th	2010	$1,030,295	$54,568
Q1 2011	1st	2011	$943,664	$44,384
Q2 2011	2nd	2011	$1,034,497	$45,543
Q3 2011	3rd	2011	$1,026,969	$46,215
Q4 2011	4th	2011	$1,097,057	$64,481
Q1 2012	1st	2012	$1,015,585	$51,548
Q2 2012	2nd	2012	$1,078,508	$52,245
Q3 2012	3rd	2012	$1,067,067	$53,478
Q4 2012	4th	2012	$1,141,069	$73,292
Q1 2013	1st	2013	$1,040,447	$57,985
Q2 2013	2nd	2013	$1,121,857	$59,749
Q3 2013	3rd	2013	$1,117,781	$60,772
Q4 2013	4th	2013	$1,178,918	$82,700
Q1 2014	1st	2014	$1,061,563	$65,532
Q2 2014	2nd	2014	$1,176,975	$68,685
Q3 2014	3rd	2014	$1,169,173	$70,185
Q4 2014	4th	2014	$1,228,634	$94,193
Q1 2015	1st	2015	$1,081,022	$74,982
Q2 2015	2nd	2015	$1,189,836	$78,784
Q3 2015	3Rd	2015	$1,188,363	$81,020
Q4 2015	4th	2015	$1,249,081	$108,175

Summarized:

by CAGRS

Start Year	End Year	Years	Total Sales	Online Sales
2010	2015	5.00	4.3%	15.0%
2011	2015	4.00	3.5%	14.3%
2012	2015	3.00	3.1%	14.2%
2013	2015	2.00	2.8%	14.6%
2014	2015	1.00	1.6%	14.9%

by Annualized Values

Year	Total Retail Sales	E-Commerce	Online as % of Total
2007	$3,995,182	$136,654	3.4%
2008	$3,935,505	$141,942	3.6%
2009	$3,612,947	$145,956	4.0%
2010	$3,818,841	$170,640	4.5%
2011	$4,102,187	$200,623	4.9%
2012	$4,302,229	$230,563	5.4%
2013	$4,459,003	$261,206	5.9%
2014	$4,636,345	$298,595	6.4%
2015	$4,708,302	$342,961	7.3%

Sources:	https://www.census.gov/retail/index.html#ecommerce
Report:	https://www.census.gov/retail/mrts/www/data/pdf/ec_current.pdf